Exhibit (a)(5)(ix)

EFiled: Nov 21 2013 06:28PM EST Transaction ID 54597778 Case No. 9111-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ORRIN H. TURBOW, On Behalf of Himself and All Others Similarly Situated,	) )
)
Plaintiff,	)
	)	Civil Action No.
v.	)
)

VIROPHARMA INCORPORATED, PAUL A.

BROOKE, WILLIAM D. CLAYPOOL, MICHAEL

R. DOUGHERTY, ROBERT J. GLASER, JOHN R.

LEONE, JULIE H. MCHUGH, VINCENT J.

MILANO, HOWARD H. PIEN, SHIRE

PHARMACEUTICAL HOLDINGS IRELAND

LIMITED, VENUS NEWCO, INC., and SHIRE

PLC,

) ) ) ) ) ) ) )
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Orrin H. Turbow (“Plaintiff”), by and through Plaintiff’s attorneys, alleges upon information and belief (based, in part, upon the investigation conducted by and through Plaintiff’s undersigned counsel), except with respect to Plaintiff’s ownership of ViroPharma Incorporated (“ViroPharma” or the “Company”) common stock, and Plaintiff’s suitability to serve as class representative, which is alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1.                                      Plaintiff brings this stockholder class action individually and on behalf of all other public stockholders of ViroPharma against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), Shire plc and Shire Pharmaceutical Holdings Ireland Limited (together, “Shire”), and Venus Newco, Inc.  (“Merger Sub”).  The action arises from breaches of fiduciary duties in connection with a proposed transaction in which Shire will acquire ViroPharma through a tender offer to be commenced by Merger Sub (the “Tender Offer”) for $50.00 in cash for each share of ViroPharma common stock (the “Merger Consideration”) for a total of approximately $4.2 billion (the “Proposed Acquisition”).  The Proposed Acquisition, announced on November 11, 2013, is designed to allow Shire to wrongfully wrestle control of the Company away from ViroPharma’s public stockholders and into Shire’s hands at an inadequate price and through an unfair process.  The Tender Offer is expected to commence no later than November 25, 2013, and to expire on the twentieth business day following its commencement.

2.                                      Shire is attempting to acquire ViroPharma at a significant discount to the Company’s intrinsic value.  After posting significant financial results mainly fueled by the success of its Cinryze product, the Company is just months away from presenting further data regarding its diverse product development portfolio.  As one analyst explained, “[t]he [ViroPharma] stock is not really valuing elements of [ViroPharma’s] pipeline just yet and so maybe someone wants to pay in advance for those.  It still seems pretty inexpensive.”

3.                                      Knowing that the lack of a meaningful premium and opportunistic timing of the Proposed Acquisition would draw serious interest from other potential buyers, and in an effort to ensure that the Proposed Acquisition was consummated, the Board agreed, in breach of its fiduciary duties to ViroPharma stockholders, to provisions that unreasonably inhibit potential third party bidders from launching topping bids, including (i) a strict no-solicitation provision that severely constrains the Individual Defendants’ ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals; (ii) “matching rights” of four business days; and (iii) a termination fee provision whereby the Individual Defendants agreed to require the Company to pay $127,140,000 to Shire in the event the Company receives a higher offer to acquire it and decides to pursue it over the Proposed Acquisition.  These unreasonable terms virtually foreclose the possibility that a bidder will assume the significant time and expense required to engage in the sales process at this late stage.

4.                                      The Individual Defendants have breached their fiduciary duties by failing to maximize stockholder value, and ViroPharma, Shire, and Merger Sub have aided and abetted such breaches by ViroPharma’s officers and directors.  As such, Plaintiff seeks enjoinment of the Proposed Acquisition or, alternatively, rescission in the event that the Proposed Acquisition is consummated.

PARTIES

5.                                      Plaintiff purchased or acquired shares of the common stock of ViroPharma prior to the events giving rise to the allegations herein, and continues to hold such shares.

6.                                      Defendant ViroPharma is a corporation organized and existing under the laws of the State of Delaware.  ViroPharma is an international biopharmaceutical company committed to developing and commercializing novel solutions for physician specialists to address unmet medical needs of patients living with diseases that have few if any clinical therapeutic options.  The Company is developing a portfolio of therapeutics for rare and orphan diseases and maintains its headquarters at 730 Stockton Drive, Exton, Pennsylvania 19341.  ViroPharma is traded on the NASDAQ Stock Exchange under the ticker symbol “VPHM.”

7.                                      Defendant Paul A. Brooke (“Brooke”) has served as a member of the Board since February 2001.  As of April 2, 2013, Brooke was the beneficial owner of 248,500 shares of ViroPharma common stock.

8.                                      Defendant William D. Claypool (“Claypool”) has served as a Vice Chairman of the Board since December 2003.  As of April 2, 2013, Claypool was the beneficial owner of 103,500 shares of ViroPharma common stock.

9.                                      Defendant Michael R. Dougherty (“Dougherty”) has served as a member of the Board since January 2004.  As of April 2, 2013, Dougherty was the beneficial owner of 116,000 shares of ViroPharma common stock.

10.                               Defendant Robert J. Glaser (“Glaser”) has served as a member of the Board since August 1997.  As of April 2, 2013, Glaser was the beneficial owner of 130,360 shares of ViroPharma common stock.

11.                               Defendant John R. Leone (“Leone”) has served as a member of the Board since January 2006.  As of April 2, 2013, Leone was the beneficial owner of 130,500 shares of ViroPharma common stock.

12.                               Defendant Julie H. McHugh (“McHugh”) has served as a member of the Board since January 2012.  As of April 2, 2013, McHugh was the beneficial owner of 30,250 shares of ViroPharma common stock.

13.                               Defendant Vincent J. Milano (“Milano”) has served as Vice President, Chief Financial Officer, and Treasurer of ViroPharma from 1997 to 2006, and as ViroPharma’s President and Chief Executive Officer (“CEO”) since March 2008.  Milano also serves as the Chairman of the Board.  As of April 2, 2013, Milano was the beneficial owner of 905,235 shares of ViroPharma common stock, representing approximately 1.4% of ViroPharma’s outstanding stock.

14.                               Defendant Howard H. Pien (“Pien”) has served as a member of the Board since May 2006.  As of April 2, 2013, Pien was the beneficial owner of 126,000 shares of ViroPharma common stock.

15.                               Defendants Brooke, Claypool, Dougherty, Glaser, Leone, McHugh, Milano, and Pien (collectively, the “Individual Defendants”), as directors of ViroPharma, owe fiduciary duties to ViroPharma and its stockholders and were and are required to act in furtherance of the best interests of ViroPharma stockholders, maximize stockholder value in any sale of the

Company, and refrain from abusing their positions of control.

16.                               Defendant Shire is a Jersey (Channel Islands) incorporated company.  Shire, together with its subsidiaries, is a leading specialty biopharmaceutical company that focuses on meeting the needs of specialist physicians, by developing and providing healthcare in the areas of behavioral health and gastro intestinal conditions, rare genetic diseases, and regenerative medicine.  Shire maintains its head office at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland.

17.                               Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of Shire, created to effectuate the Proposed Acquisition.

18.                               The Individual Defendants, Shire, and Merger Sub are collectively referred to herein as “Defendants.”

CLASS ACTION ALLEGATIONS

19.                               Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery as a class action individually and on behalf of all other public stockholders of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

20.                               This action is properly maintainable as a class action.

21.                               The Class for whose benefit this action is brought is so numerous that joinder of all class members is impracticable.  As of October 18, 2013, there were 65,908,911 shares of ViroPharma’s common stock outstanding, likely owned by thousands of stockholders of record scattered throughout the United States.

22.                               There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members.  The common questions include, inter alia, the following:

a)                                     Whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and members of the Class;

b)                                     Whether the Merger Consideration to be paid for the ViroPharma shares pursuant to the Merger Agreement (defined herein) is fair and reasonable;

c)                                      Whether the Individual Defendants have wrongfully failed and refused to seek a sale of ViroPharma at the highest possible price and, instead, will allow the valuable assets of ViroPharma to be acquired by Shire at an unfair and inadequate price;

d)                                     Whether ViroPharma, Shire, and Merger Sub have aided and abetted the breaches of the fiduciary duties owed by the Individual Defendants to Plaintiff and the other members of the Class; and

e)                                      Whether Plaintiff and other members of the Class will be irreparably harmed by Defendants’ misconduct if Defendants are not enjoined from the misconduct complained of herein.

23.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.  The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interest as the other members of the Class.  Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

24.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

25.                               Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

FACTUAL BACKGROUND

ViroPharma

26.                               ViroPharma, a Delaware corporation, is an international biotechnology company dedicated to the development and commercialization of novel solutions for physician specialists to address unmet medical needs of patients living with diseases that have few if any clinical therapeutic options including therapeutics for rare and orphan diseases.  The Company’s growth strategy is mainly focused through (i) sales of its marketed products, (ii) continued development of its product pipeline, (iii) expansion of sales into additional territories outside the United States, (iv) potential acquisition or licensing of products and product candidates, and (v) the acquisition of companies.  The Company currently has four approved products: Cinryze-IV (“Cinryze”); Buccolam; Plenadren; and Vancocin, and has a product development portfolio which is primarily focused on the following programs: C1 esterase inhibitor [human], maribavir (for cytomegalovirus (“CMV”) infection), VP20621 (prevention of recurrent C. difficile-associated diarrhea (“CDAD”)), and VP20629 (treatment of Friedreich’s Ataxia).

27.                               ViroPharma markets and sells its Cinryze product in the United States for routine prophylaxis against angioedema attacks in adolescent and adult patients with hereditary angioedema (“HAE”).  Cinryze is a C1 esterase inhibitor therapy for routine prophylaxis against HAE, also known as C1 inhibitor (“C1-INH”) deficiency, a rare, severely debilitating, life-

threatening genetic disorder.  The Company acquired rights to Cinryze for the United States in October 2008 and in January 2010, it acquired expanded rights to commercialize Cinryze and future C1-INH derived products in certain European countries and other territories throughout the world as well as rights to develop future C1-INH derived products for additional indications and new formulations.  In June 2011, the European Commission (“EC”) granted the Company Centralized Marketing Authorization for Cinryze in adults and adolescents with HAE for routine prevention, pre-procedure prevention and acute treatment of angioedema attacks.

28.                               ViroPharma acquired Buccolam in May 2010.  In September 2011, the EC granted a Centralized Paediatric Use Marketing Authorization (“PUMA”) for Buccolam, for treatment of prolonged, acute, convulsive seizures in infants, toddlers, children and adolescents, from 3 months to less than 18 years of age.  With the grant of the PUMA, the Company began to commercialize Buccolam in Europe.

29.                               On November 15, 2011, ViroPharma acquired worldwide rights to Plenadren, an orphan drug for treatment of adrenal insufficiency in adults, which will bring these patients their first pharmaceutical innovation in over 50 years.  The acquisition of Plenadren further expanded the Company’s orphan disease commercial product portfolio.  On November 3, 2011, the EC granted European Marketing Authorization for Plenadren.  The Company is in the process of launching Plenadren in various countries in Europe and a named patient program is available to patients in countries in which the Company has not launched Plenadren commercially.  ViroPharma is currently conducting an open label trial with Plenadren in Sweden and has initiated a registry study that was required as a condition of approval in Europe.  The Company is also currently exploring commercialization opportunities in additional geographies including the United States.

30.                               ViroPharma also sells branded and authorized generic Vancocin HCl capsules, the oral capsule formulation of vancomycin hydrochloride, in the United States and its territories.  Vancocin is indicated for the treatment of CDAD.  Vancocin capsules are also used for the treatment of enterocolitis caused by Staphylococcus aureus, including methicillin-resistant strains.

ViroPharma’s Pipeline

31.                               ViroPharma is currently undertaking studies on the viability of subcutaneous administration of Cinryze.  In the first quarter of 2012, ViroPharma completed a Phase 2 study to evaluate the safety, and pharmacokinetics and pharmacodynamics of subcutaneous administration of Cinryze in combination with rHuPH20, a proprietary drug delivery platform exclusively licensed from Halozyme Therapeutics Inc., and announced the presentation of positive data.  In December 2012, the Company initiated a Phase 2b double blind, multicenter, dose ranging study to evaluate the safety and efficacy of subcutaneous administration of Cinryze (C1 esterase inhibitor [human]) in combination with rHuPH20 in adolescents and adults with HAE for prevention of HAE attacks.

32.                               During the second quarter of 2012, ViroPharma announced the initiation of a Phase 2 program to evaluate maribavir for the treatment of CMV infections in transplant recipients.  The program consists of two independent Phase 2 clinical studies that include subjects who have asymptomatic CMV, and those who have failed therapy with other anti-CMV agents (resistant/refractory study).  During the third quarter of 2012 and first quarter of 2013, the Company presented interim data from the Phase 2 open label clinical study being conducted in Europe.  Results from this study, as well as data from a second Phase 2 open label study of maribavir as a treatment for patients with resistant or refractory cases of CMV, is expected to be periodically evaluated.  Additional interim data from these studies was presented in June of 2013 and the Company expects to complete enrollment into both studies in mid-2014.

33.                               ViroPharma is also developing VP20621 for the prevention of recurrent CDAD.  In May 2011, the Company initiated a Phase 2 dose-ranging clinical study to evaluate the safety, tolerability, and efficacy of VP20621 for prevention of recurrence of CDAD in adults previously treated for CDAD.  The Company presented interim data from this study during the third quarter of 2012.  The Company closed enrollment of patients in December 2012 and disclosed the results of this study in April 2013.  The Company is currently seeking a partner to complete the development and commercialization of VP20621.

34.                               On September 30, 2011, ViroPharma entered into a license agreement with Intellect Neurosciences, Inc. (“INS”) for the worldwide rights to its clinical stage drug candidate, VP20629, which the Company expects to develop for the treatment of Friedreich’s Ataxia (FA), a rare, hereditary, progressive neurodegenerative disease.  VP20629, or indole-3-propionic acid, is a naturally occurring, small molecule that has potent anti-oxidant properties that can protect against neurodegenerative disease.  In a Phase 1 safety and tolerability study conducted in the Netherlands, VP20629 was demonstrated to be safe and well tolerated at all dose levels tested.  The Company initiated a single and multiple oral dose safety and tolerability study in patients in 2013, and anticipates completion of enrollment in the first half of 2014.  Following completion of the phase 2 study, a phase 3 study is planned.  ViroPharma intends to file for Orphan Drug Designation upon review of the Phase 2 proof of concept data.  Under the terms of the license agreement, the Company has exclusive worldwide rights to develop and commercialize VP20629 for the treatment, management or prevention of any disease or condition covered by INS’s patents.

35.                               On December 22, 2011, ViroPharma entered into an exclusive development and option agreement with Meritage Pharma, Inc.  (“Meritage”), a private company based in San Diego, CA focused on developing oral budesonide suspension (“OBS”) as a treatment for eosinophilic esophagitis (“EoE”).  EoE is a newly recognized chronic disease that is increasingly being diagnosed in children and adults.  It is characterized by inflammation and accumulation of a specific type of immune cell, called an eosinophil, in the esophagus.  EoE patients may have persistent or relapsing symptoms, which include dysphagia (difficulty in swallowing), nausea, stomach pain, chest pain, heartburn, loss of weight and food impaction.  ViroPharma has an exclusive option to acquire Meritage, at its sole discretion, by providing written notice until the later of (i) the receipt of the final study data for Meritage’s Phase 2 study and (ii) identification of an acceptable clinical end point definition for a pivotal induction study agreed to by the U.S. Food and Drug Administration (“FDA”).

ViroPharma’s Future Looks Bright

36.                               2012 was a turning point for ViroPharma.  After several years during which ViroPharma’s Vancocin product, which was acquired by ViroPharma in 2004, accounted for the majority of the Company’s revenues, the Company’s majority revenues transitioned to its Cinryze product.

37.                               As explained in a SeekingAlpha.com article dated August 15, 2010 and titled “ViroPharma: A Tale of Two Drugs,” Vancocin has long been without patent protection, and was protected only through regulatory limitations on developing a generic competitor, which were lifted on or about 2009.  Generic competition for Vancocin was expected to drastically affect ViroPharma’s sales of the drug, and indeed on April 10, 2012, Vancocin generic competitors were officially launched.

38.                               On April 10, 2012, Watson Pharma launched a generic version of Vancocin.  The same day, the Company announced that the FDA denied the citizen petition filed by ViroPharma on March 17, 2006 related to the FDA’s proposed in vitro method for determining bioequivalence of abbreviated new drug applications (“ANDA(s)”) referencing Vancocin Capsules.  The FDA also informed ViroPharma in the same correspondence that the recent supplemental new drug application (“sNDA”) for Vancocin approved December 14, 2011 would not qualify for three additional years of exclusivity based on the agency’s assertion that in order for an sNDA for an old antibiotic such as Vancocin to be eligible for a grant of exclusivity, it must be a significant new use or indication.

39.                               This new generic competition to its leading product, Vancocin, dramatically affected the Company’s financials.  On February 27, 2013, ViroPharma announced its financial results for the fourth quarter and full year 2012, ended December 31, 2012.  For the fourth quarter, ViroPharma’s total revenues of $106.49 million fell by 26.85% from the 2011 comparable quarter, due to a 93.57% plunge in sales of Vancocin, from $77.8 million to just $5 million.  Fortunately, this dramatic loss of revenues was offset by ViroPharma’s new leading product, Cinryze.

40.                               As explained by SeekingAlpha.com in 2010, ViroPharma’s Cinryze is most certainly a growth story.  Because it is the first approved preventative treatment for HAE, and HAE being a rare disease with a very limited market (less than 200k people in the U.S.), Cinryze has won orphan drug status, giving ViroPharma a legal monopoly for 7 years, until 2015.  In 2010, Cinryze was at the very least expected to take the place of lost Vancocin sales, and probably contribute to growth on top of it.

41.                               Indeed, the loss of Vancocin revenues in 2012 was offset by a dramatic increase in Cinryze net sales: Cinryze net sales during the three months and year ended December 31, 2012 were $97.0 million and $327.1 million, respectively, a 45% and 30% increase over the respective periods in 2011 due to a growth in demand.  Moreover, despite a sharp drop in revenues and income, ViroPharma remained cash flow positive in 2012 and ended the year with more than $246 million in cash and investments, and debt of $161.8 million.

42.                               This transition between leading products and increase in Cinryze net sales had an effect over the Company’s stock price as well.  Over the past year, ViroPharma’s stock price increased by more than 83% within less than nine months, from closing at $22.24 on December 28, 2012, to closing at $40.78 on September 17, 2013.

43.                               This increase was supported by positive financial results.  On August 1, 2013, ViroPharma filed a Form 10-Q with the Securities and Exchange Commission (“SEC”) for the second quarter ended June 30, 2013, reporting net sales of $104 million, representing a 9.5% increase compared to the comparative period of 2012.  As expected, the increase in net sales quarter over quarter was driven by the commercial product growth of Cinryze in the U.S. and higher European Cinryze sales.  During the second quarter of 2013, U.S. Cinryze net sales grew by 22% over the second quarter of 2012, to $91 million.

44.                               ViroPharma’s management was extremely optimistic and confident in the Company’s future.  In the August 1, 2013 press release announcing the Company’s second quarter financial results, Defendant Milano reiterated his confidence in the Company’s future:

The second quarter of 2013 represented a period of strong commercial execution coupled with significant progress in our clinical development pipeline, despite this morning’s news related to our combination efforts with Halozyme.  In addition to the positive maribavir interim data update we shared last month and the continued advancement of enrollment in the two studies, we also are approaching critical data milestones heading into the second half of 2013, including our antibody mediated rejection study with Cinryze in kidney transplant patients and analysis of the completed subjects from the Cinryze subcutaneous administration study which we updated this morning.

On the commercial front, the continued growth trajectory of U.S. Cinryze remains strong, with early signs of positive impact from our sales force optimization and continued progress with our European operations.  Overall, we believe ViroPharma is well positioned to continue generating growth and strong momentum.

(Emphasis added).

45.                               The Company’s success with its Cinryze product continued into the third quarter of 2013.  On October 31, 2013, less than two weeks before the announcement of the Proposed Acquisition, ViroPharma filed a Form 10-Q with the SEC for the third quarter ended September 30, 2013, reporting net sales of $113 million, representing a 24.2% increase compared to the comparative period of 2012.  Once again, the increase was primarily driven by growth in U.S. Cinryze sales.  U.S. net sales of Cinryze during the three months ended September 30, 2013 increased to $102 million from sales of $84 million during the same period in the prior year due to demand growth.

46.                               Reiterating his confidence in ViroPharma’s Cinryze and pipeline of products, Defendant Milano stated:

The third quarter of 2013 represented another extremely strong period of growth and positive momentum across our entire organization.  We continue to generate strong growth in our commercial business, notably led by the acceleration of Cinryze demand here in the United States.  Our pipeline also continues to advance, establishing a number of important data points over the next several months.

(Emphasis added).

47.                               Following these positive results, the Company updated its 2013 guidance, including, without limitation, expecting worldwide net product sales to be $445 to $465 million, from $440 to $465 million, and net North American Cinryze sales to be $395 to $405 million, from $390 to $400 million.

48.                               ViroPharma has several products in its pipeline which are expected to present incremental progress in the near future.  As described above, among other things, ViroPharma anticipates completion of enrollment to its phase II study of VP20629 in the first half of 2014, and plans on filing for orphan drug status once Phase II data is available.  The Company also expects to complete enrollment into both studies for maribavir in mid-2014.

49.                               ViroPharma has been performing well and is currently poised for substantial growth.  However, the Proposed Acquisition will deprive ViroPharma’s stockholders from sharing in the benefits of the Company’s recent success and bright future.

The Proposed Acquisition is Financially Unfair to ViroPharma’s Public Stockholders

50.                               On November 11, 2013, ViroPharma and Shire jointly announced, through a press release (the “Press Release”), they entered into a merger agreement (the “Merger Agreement”) pursuant to which Shire will acquire, through the Tender Offer to be commenced by Merger Sub, all outstanding shares of ViroPharma for $50.00 in cash.  The total equity value of the Proposed Acquisition is approximately $4.2 billion.

51.                               The Press Release states in pertinent part:

Dublin, Ireland and Exton, PA, US — November 11, 2013 — Shire plc (LSE: SHP, NASDAQ: SHPG) and ViroPharma Incorporated (NASDAQ: VPHM) today announce that their Boards of Directors have unanimously approved, and the companies have entered into, a merger agreement pursuant to which Shire will acquire all the outstanding shares of the rare disease company ViroPharma for $50 per share in cash, for a total consideration of approximately $4.2 billion.  The $50 per share price in the transaction represents a 27% premium to ViroPharma’s closing share price on Friday, November 8, 2013, the last trading day prior to announcement, and a 64% premium to ViroPharma’s unaffected share price of $30.47 on September 12, 2013.

ViroPharma is a high growth, rare disease biopharmaceutical company, whose commercial product CINRYZE® (C1 esterase inhibitor [human]), is a leading brand for the prophylactic treatment of Hereditary Angioedema (HAE).

* * *

Shire Chief Executive Officer, Flemming Ornskov MD comments:

“The acquisition of ViroPharma will immediately benefit Shire and is entirely consistent with our clear strategic objective of strengthening our rare disease portfolio.  It brings us a new growth driving product which augments our already strong growth prospects.

Shire is uniquely positioned to drive the continued success of CINRYZE for the benefit of patients through our knowledge of the rare disease space, our international infrastructure and our biologics manufacturing expertise.

Shire is also excited by the prospect of being able to offer two complementary treatments, FIRAZYR for the treatment of acute HAE attacks and CINRYZE for prophylactic treatment of patients suffering from HAE.  Shire’s priority will be to ensure CINRYZE patients continue to enjoy high standards of service.

Shire has conducted a thorough and collaborative due diligence process over the last few months and, following completion of the transaction, the integration process will be focused on delivering value to all stakeholders.  This acquisition is expected to create a $2 billion rare disease revenue base and delivers further strong growth prospects.”

Vincent J. Milano, ViroPharma’s Chief Executive Officer stated:

“We are pleased to announce our merger with Shire, which like ViroPharma, is focused on developing products for patients suffering from rare diseases.

After thoroughly evaluating our strategic options we determined that this transaction is in the best interests of ViroPharma, our shareholders and our patients.

By joining with Shire, ViroPharma will become part of a larger, more diverse biopharmaceutical company and will benefit from Shire’s innovation, scale and global reach.  We will have access to resources to expand product distribution, giving us a platform to provide our crucial therapies, such as CINRYZE, to more patients than ever before.  We look forward to working with Shire’s team and to being part of an even stronger, more geographically diverse organization.”

* * *

The acquisition also brings ViroPharma’s pipeline products to Shire, including two phase 2 products being investigated for infectious diseases:

Maribavir (for the treatment of cytomegalovirus infection in transplant patients) and VP20621 (for the prevention of recurrent Clostridium difficile infection).  Also in the ViroPharma pipeline are VP-20629 for Friedreich’s Ataxia, currently in phase 1, and an option to acquire Meritage Pharma, which is conducting phase 2 trials with oral budesonide for the treatment of eosinophilic esophagitis.  ViroPharma has also sponsored or supported programs to examine potential new indications for CINRYZE in Autoimmune Hemolytic Anemia, Antibody-Mediated Rejection post renal transplantation and Neuromyelitis Optica.

Shire will review these programs as part of its regular pipeline review process to ensure that Shire’s R&D resources are appropriately deployed to those projects that are both strategically relevant to Shire’s commercial focus and have the greatest potential for success.

Shire expects the addition of CINRYZE to its Rare Disease Business Unit to create a growing $2 billion revenue business in 2014 which will represent approximately 40% of Shire’s total product sales on a pro forma basis.  The acquisition of ViroPharma is expected to enhance Shire’s revenue growth profile in both the short and long term.

Related to the acquisition, Shire estimates that it will realize approximately $150 million of annual cost synergies across the business by 2015, over and above the improved operating leverage already being driven by the ongoing One Shire reorganization.

Following completion, Shire expects that the acquisition of ViroPharma will be accretive to Shire’s Non GAAP EPS immediately and in the longer term.  Shire also expects that the transaction will deliver ROIC in excess of its weighted average cost of capital.

* * *

The acquisition is structured as an all cash tender offer for all the outstanding shares of ViroPharma common stock at a price of $50 per share followed by a merger in which each remaining untendered share of ViroPharma common stock would be converted into the same $50 cash per share consideration as in the tender offer.

Closing of the transaction is subject to customary conditions, including the tender of a majority of the outstanding ViroPharma shares and the receipt of regulatory clearances.  Pending anti-trust authority clearances, it is anticipated that the transaction will close in the last quarter of 2013, the first quarter of 2014 or as soon as possible thereafter.  The tender offer is not subject to a financing contingency.

* * *

(Emphasis added).

52.                               The proposed Merger Consideration of $50.00 per share in cash drastically undervalues the Company’s prospects and is the result of an unfair sales process.  Underscoring the unfairness of the Merger Consideration, at least one Wall Street analyst set a target price for ViroPharma in excess of the announced Merger Consideration.  According to a September 19, 2013 Bloomberg article titled “ViroPharma Drug Appeal Seen Driving 50% Return: Real M&A,” (the “Bloomberg Article”) upon reports that the Company was working with Goldman Sachs & Co. (“Goldman Sachs”) on a possible auction, JMP Group Inc. (“JMP”) stated that the Company could fetch $60.00 a share, 20% above the proposed Merger Consideration.

53.                               The Proposed Acquisition compares unfavorably to recent comparable transactions.  According to Bloomberg, the average value multiple to revenue was 10.59 in comparable transactions, yet the Proposed Acquisition values ViroPharma at only 8.04 times revenue.  The Proposed Acquisition is also valued at only 3.05 times total assets, while the average multiple in comparable transactions was 3.83 times total assets.

54.                               Moreover, as of September 30, 2013, the Company had approximately $275 million in cash, cash equivalents, and short-term investments, and it is unclear how these assets were reflected in the Merger Consideration, if at all.

55.                               The Proposed Acquisition comes at a time when ViroPharma is poised for substantial growth.  As stated by SeekingAlpha.com on November 6, 2013, just days before the announcement of the Proposed Acquisition:

ViroPharma is performing well across its various business lines, and with its European business set to become profitable in 2014, the company’s balance sheet will continue to strengthen, giving ViroPharma more flexibility to invest in its pipeline.  2014 will also feature a meaningful increase in clarity on the commercial opportunities embedded within the company’s pipeline, and progress on SC Cinryze will once again highlight ViroPharma’s strong position in the global HAE market.  That, combined with progress in moving its pipeline forward will serve to increase confidence in ViroPharma, which has been tested by the erosion of Vancocin.  As ViroPharma puts Vancocin fully behind it, we’re optimistic about the company’s future - and its share price.

(Emphasis added).

56.                               Further evidence to ViroPharma’s growth potential and the unfairness of the Merger Consideration can be found in the Bloomberg Article, where analyst Richard Simons of Penn Capital was quoted stating that “[i]n terms of the pipeline, it’s very underappreciated.  There are a lot of potential shots on goal that aren’t reflected in the stock.” Also, analyst Liisa Bayko of JMP was quoted stating that “[t]he stock is not really valuing elements of their pipeline just yet and so maybe someone wants to pay in advance for those.  It still seems pretty inexpensive.”

57.                               The Individual Defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to ViroPharma’s public stockholders.  Rather than undertake a full and fair sales process designed to maximize stockholder value as their fiduciary duties require, the Board catered to its and managements’ liquidity goals, as well as to the interests of Shire.

58.                               Pursuant to the Merger Agreement, Shire, through Merger Sub, is expected to commence the Tender Offer by no later than November 25, 2013, which will expire on the twentieth business day following its commencement.  The closing of the Proposed Acquisition is subject only to tender by the holders of a simple majority of the Company’s common stock, 5.2% of which are controlled by the Individual Defendants and members of Company’s management, all of whom will likely tender their shares in support of the Merger Agreement that they unanimously approved.

59.                               Shire and ViroPharma have also announced their intent to effect a merger where

Merger Sub will be merged with and into the Company and the Company will become a wholly owned subsidiary of Shire, pursuant to recently enacted Section 251(h) of the Delaware General Corporation Law, as a short-form merger to cash out any stockholders who do not tender without so much as a stockholder vote.

60.                               The Individual Defendants’ failure to reject the inadequate Merger Consideration evidences their disregard for ensuring that ViroPharma’s stockholders receive adequate value for their stock.  By failing to reject the Merger Consideration, the Individual Defendants have artificially depressed the value of ViroPharma’s stock, thereby depriving Plaintiff and the Class of the right and opportunity to receive the maximum value for their shares.

The Individual Defendants, certain ViroPharma Insiders, and Goldman Sachs are Conflicted

61.                               The Proposed Acquisition is being driven by the Individual Defendants and Company management, who collectively beneficially own more than 3.37 million ViroPharma shares, or approximately 5.2% of ViroPharma’s outstanding stock, and who seek to liquefy their holdings in ViroPharma stock.  If the Proposed Acquisition closes, the Board and Company management will receive more than $168 million from the sale of their ViroPharma holdings.

62.                               Moreover, pursuant to the Proposed Acquisition, ViroPharma’s officers and directors will receive millions of dollars in special payments not being made to the public stockholders.  The Individual Defendants and certain Company executives will receive millions of dollars in special payments for their currently unvested stock options, all of which shall, upon the Proposed Acquisition’s closing, become fully vested and exercisable.  Moreover, the Company’s senior executives, including Defendant Milano, are entitled to receive millions of dollars in change-of-control payments.

63.                               These payments motivated Defendant Milano, as well as other ViroPharma insiders, to support the decision to adopt Shire’s proposal, which presents benefits not shared by other Company stockholders.

64.                               In addition, according to the press release announcing the Proposed Acquisition, Defendant Milano and possibly additional members of ViroPharma’s management are expected to continue their employment with Shire following the completion of the Proposed Acquisition, which is yet another benefit not shared with ViroPharma’s public stockholders.

65.                               In addition, according to the press release, Goldman Sachs has been retained by the Company as its financial advisor. According to StreetInsider.com, Goldman Sachs (through Goldman Sachs Asset Management, L.P.) is the owner of more than 1.6 million shares of ViroPharma common stock, representing approximately 2.5% of the Company’s outstanding stock. Based on the proposed Merger Consideration, Goldman Sachs stands to receive more than $82 million in exchange for its holdings in ViroPharma.

66.                               Goldman Sachs may by seeking liquidity for its investment rather than continue holding stock which, while poised for long-term growth, may not yield immediate short-term profits, and its interests may therefore not be fully aligned with those of ViroPharma’s public stockholders.

67.                               It is clear that Defendant Milano, other Company executives, and Goldman Sachs have different interests not fully aligned with those of ViroPharma’s public stockholders.

68.                               As President, CEO, and Chairman of the Board of ViroPharma, Defendant Milano owes fiduciary duties to the Company’s stockholders. Defendant Milano, executives of ViroPharma, and Goldman Sachs are all conflicted regarding the Proposed Acquisition because they stand to receive substantial change-in-control payments and/or liquidity, and therefore have significant reasons to support the Proposed Acquisition, which is otherwise against the best interests of ViroPharma’s public stockholders.  By encouraging stockholders to accept the unfair Proposed Acquisition, Defendant Milano, other ViroPharma insiders, and Goldman Sachs are reaping undue personal gains at the expense of ViroPharma’s public stockholders.

Unreasonable Deal Protection Devices

69.                               The terms of the Merger Agreement entered into on November 11, 2013 by and among ViroPharma, Shire, and Merger Sub were designed to deter competing bids and prevent the ViroPharma Board members from exercising their fiduciary duties to obtain the best possible price for ViroPharma public stockholders.

70.                               The Merger Agreement contains deal protection devices that substantially increase the likelihood that the Proposed Acquisition will be consummated, leaving ViroPharma’s public stockholders with no meaningful change of control premium for their shares.  When viewed collectively, these provisions, which are detailed below, further the interests of Shire, certain Individual Defendants, and other ViroPharma insiders to the detriment of ViroPharma’s public stockholders and cannot represent a justified, appropriate or proportionate response to any threat posed by a potential third party bidder.

71.                               In breach of their fiduciary duties, the Individual Defendants have agreed to the following unreasonable deal protection devices:

•                                          A “no-solicitation” clause that prevents ViroPharma from soliciting, or its directors and officers from even participating in discussions that may lead to a superior proposal from any bidder (Merger Agreement, Section 6.2);

•                                          A “matching right” provision that allows Shire four (4) business days to re-negotiate with the Board after it is provided with written notice of the Board’s intention to make a change of recommendation (Merger Agreement, Section 6.2);

and

•                                          A termination fee of $127,140,000 payable by the Company to Shire if ViroPharma decides to pursue a competing bid (Merger Agreement, Section 9.3).

72.                               The $127,140,000 termination fee represents approximately 3.86% of the Proposed Acquisition’s total equity value, and serves as a boon for Shire, rather than making it whole should the Proposed Acquisition not go through.

73.                             The “no solicitation” clause, the “matching right” provision, and the termination fee unfairly restrain the Individual Defendants’ ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.  The circumstances under which the Board may respond to a third party’s written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

74.                               The reason behind these deal protection devices is clear: the absence of a meaningful premium for stockholders creates the very real potential that a third party bidder will attempt to usurp Shire and submit a higher bid for ViroPharma. The possibility that a third-party bidder will emerge motivated Shire to “lock-up” the Proposed Acquisition by co-opting the Board and forcing it to adopt unreasonable deal protection devices that would ensure that Shire could purchase the Company for less than would otherwise be possible.

75.                               Taken as a whole, the foregoing deal protection devices essentially foreclose the possibility that a third-party “white knight” could step forward to provide ViroPharma stockholders with a premium for their shares, instead of the opportunistic and inadequate compensation offered by the Proposed Acquisition.  As such, the deal protection devices, which were approved by the Board members as part of the Merger Agreement, represent an ongoing breach of their fiduciary duties.

76.                               Unless the Proposed Acquisition is preliminarily enjoined until such time as the Individual Defendants act in accordance with their fiduciary duties to maximize stockholder value, Plaintiff and the other members of the Class will be harmed and will lose the opportunity to receive full value for their shares.

77.                               The Proposed Acquisition is wrongful, unfair, and harmful to ViroPharma’s public stockholders who are members of the Class, and represents an attempt by Defendants to aggrandize their personal and financial positions and interests at the expense of and to the detriment of the members of the Class.

78.                               The Proposed Acquisition will deny Plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of Shire, Merger Sub, certain Individual Defendants, and Company executives at an unfair and inadequate price.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

79.                               By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of ViroPharma and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty, and due care, and were and are required to: (i) act in furtherance of the best interests of Plaintiff and the Class; (ii) maximize stockholder value on a sale of the Company; (iii) refrain from abusing their positions of control; and (iv) candidly and fully disclose all material information concerning the Proposed Acquisition.

80.                               Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person.  In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the stockholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value stockholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the stockholders to make an informed decision regarding such a transaction.

81.                               To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s stockholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholder.

82.                             The Individual Defendants owe fundamental fiduciary obligations to ViroPharma’s stockholders to take all necessary and appropriate steps to maximize the value of their shares.  In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to reject offers that are clearly not in the interest of stockholders.

83.                               Further, the Individual Defendants, as directors of ViroPharma, must adequately ensure that no conflict of interest exists between the Individual Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders.

84.                               The Individual Defendants have breached their fiduciary duties owed to Plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

85.                               Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing the Individual Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, and to compel the Individual Defendants to carry out their fiduciary duties to maximize stockholder value.

86.                               Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

87.                               Unless enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of ViroPharma at a substantial premium, all to the irreparable harm of Plaintiff and other members of the Class.

88.                               Plaintiff and the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY

(Against the Individual Defendants)

89.                               Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

90.                               The Individual Defendants, acting in concert, have violated their fiduciary duties owed to the public stockholders of ViroPharma and put their own personal interests and the interests of Shire ahead of the interests of the ViroPharma public stockholders and have used their control positions as officers and directors of ViroPharma for the purpose of reaping personal gain for Board members and other ViroPharma insiders at the expense of ViroPharma’s public stockholders.

91.                               The Individual Defendants failed to: (1) take adequate steps to enhance ViroPharma’s value and/or attractiveness as a merger/acquisition candidate; (2) effectively expose ViroPharma to the marketplace in an effort to create an active and open auction for ViroPharma; or (3) act independently so that the interests of public stockholders would be protected.  Instead, the Individual Defendants have allowed Shire to set an acquisition price for the shares of ViroPharma stock that does not reflect the true value of ViroPharma and without an appropriate premium.

92.                               These actions pursued by the Individual Defendants are, and will continue to be, wrongful, unfair, and harmful to ViroPharma’s public stockholders, and are an attempt by certain Defendants to aggrandize their personal positions, interests, and finances at the expense of and to the detriment of the ViroPharma public stockholders.  These maneuvers by the Individual Defendants will deny members of the Class their right to share appropriately in the true value of ViroPharma’s valuable assets, future earnings, and profitable businesses to the same extent as they would as ViroPharma’s stockholders.

93.                               In contemplating, planning, and effectuating the foregoing specified acts and in pursuing and structuring the Proposed Acquisition, the Individual Defendants are not acting in good faith toward Plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to Plaintiff and the Class.

94.                               By reason of the foregoing acts, practices and course of conduct, the Individual

Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to ViroPharma and its public stockholders.

95.                               As a result of the actions of the Individual Defendants, Plaintiff and the Class have been and will be damaged in that they will not receive the fair value of ViroPharma’s assets and business in exchange for their ViroPharma shares, and have been and will be prevented from obtaining a fair price for their shares of ViroPharma common stock.

96.                               Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the Class.

97.                               Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

(Against ViroPharma, Shire, and Merger Sub)

98.                               Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

99.                               ViroPharma, Shire, and Merger Sub knowingly aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public stockholders of the Company, including Plaintiff and the Class.  The Proposed Acquisition could not take place without the active participation of ViroPharma, Shire, and Merger Sub.

100.                        The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.  By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

101.                        ViroPharma, Shire, and Merger Sub knowingly colluded in or aided and abetted the Individual Defendants’  breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

102.                        As a result, Plaintiff and the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

103.                        Plaintiff and the Class have no adequate remedy at law.

REQUESTED RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A)                            Declaring that this action may be maintained as a class action;

B)                            Declaring that Defendants have breached their fiduciary duties, and/or aided and abetted such breach, to Plaintiff and the Class;

C)                            Declaring that the Proposed Acquisition is unfair, unjust, and inequitable to Plaintiff and the other members of the Class;

D)                            Preliminarily and permanently enjoining the Defendants from taking any steps necessary to accomplish or implement the Proposed Acquisition at a price that is not fair and equitable;

E)                             In the event Defendants consummate the Proposed Acquisition, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

F)                              Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

G)                            Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’, and experts’ fees; and

H)                           Granting such other and further relief as may be just and proper.

Dated: November 21, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

OF COUNSEL:		Attorneys for Plaintiff

POMERANTZ GROSSMAN HUFFORD

DAHLSTROM & GROSS LLP

Gustavo F. Bruckner

Ofer Ganot

600 Third Avenue

New York, NY 10016

(212) 661-1100

BRONSTEIN, GEWIRTZ

& GROSSMAN, LLC

Peretz Bronstein

60 E. 42nd Street, Suite 4600

New York, NY 10165

(212) 697-6484